FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

The following is a partial transcript of an interview made available by Coin Stories with Natalie Brunell on Apple Podcasts on July 7, 2023.

Transcript: Jaime Leverton: Without Bitcoin Miners There is No Bitcoin

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Interviewer: Can you share a little bit more about the economics of Bitcoin mining, because I think I last read that Hut 8 holds 8,000 or so Bitcoin on the balance sheet. Why did the company make that decision and does that help, especially when we're sort of in these financial conditions where there are a lot of headwinds and Bitcoin might be chopping sideways for a while?

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Jaime Leverton: And so we ultimately made the decision to enter into a merger with USBTC, which is a large private Bitcoin mining company in the U.S., so they've got sites across the U.S.. They're headquartered out of Miami and they took a very similar approach to Hut as far as a diversified business model. So both Hut 8 and USBTC do direct Bitcoin mining or prop mining. And then as I mentioned, we've got a high performance computing business that pays us in fiat and USBTC has three business lines that are also fiat-based. So as we think about the combined company, obviously exponentially larger, we really just over double as far as employee size. And then a combined exahash, we're sitting at 7.5 exahash will be our combined prop mining on the other side of the transaction. And then in their fiat based lines, they do hosting of other large miners as well as manage infrastructure operations, which is a really exciting business line. It's really where they go in and they bring their software, they bring their people and they run mining operations for other companies that want to get into Bitcoin mining but don't have the expertise in how to actually most efficiently run and operate those mines. So that falls into their MIO business. So I think just having, again, having that robust balance sheet, being really, really disciplined in the bull market has given us the opportunity to do something really, really exciting with this merger. And we are very, very excited to get to the other side of it.

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Cautionary Note Regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this communication that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: (i) expectations related to New Hut’s hashrate and self-mining capacity; (ii) the expected outcomes of the Transaction, including New Hut's assets and financial position; (iii) the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iv) the expected synergies related to the Transaction in respect of strategy, operations and other matters; (v) projections related to expansion; (vi) expectations related to the Combined Company's hashrate and self-mining capacity; (vii) acceleration of ESG efforts and commitments; and (viii) the ability of the combined company to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this communication, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements,  failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, and Hut 8’s other continuous disclosure documents which are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information About the Transaction and Where to Find It

In connection with the Transaction, that, if completed, would result in New Hut becoming a new public company, Hut 8 Corp. ("New Hut”) has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about USBTC, Hut 8, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC's stockholders in connection with the Transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.